DC
No ACT
P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043135

January 29, 2007

Margaret M. Foran
Senior Vice President – Corporate Governance
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

Dear Ms. Foran:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Pfizer by Evelyn Y. Davis. We also have received a letter from the proponent dated January 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Evelyn Y. Davis
Watergate Office Building – Suite 215
2600 Virginia Ave NW
Washington, DC 20037

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Ms. Evelyn Davis*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Ms. Evelyn Y. Davis (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

RECEIVED

2007 JAN 16 PM 12:23

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON. DC 20037

(202) 737-7755 OR
~~(202) [illegible]~~

January 9,2007

Office of the Chief Counsel
Division of Corporate Finance
SEC-D.C. 20549
Re Pfizer

Gentlemen and Ladies:

As to Pfizer's letter re my stock option resolution-THIS IS CERTAINLY NOT ORDINARY BUSINESS!!!!!Stock option resolutions have been upheld OVER AND OVER to be VALID subjects for INCLUSION.

EXACTLY the SAME resolution has been submitted by me and VOTED upon by MANY MANY MAJOR CORPORATIONS:NONE OF THEM EVER RAISED ANY OBJECTIONS!!! including AMERICAN EXPRESS, CITIGROUP,GENERAL MOTORS,J.P.MORGAN CHASE, A.T.T.,Lockheed MARTIN,MERCK,and many others.

In addition I have submitted resolutions on THIS subject for inclusion in the 2007 proxy statements of : VERIZON, P&G, GOLDMAN SACKS, COMCAST, and BANK OF AMERICA NONE OF THEM EVER HAD ANYOBJECTIONS!!!!

This corporate secretary in the PAST TRIED to give me problems,but EACH time she was overruled!!!

I can think of NO Company where this resolution would BE more appropriate than at PFIZER!!!! Hank MC Kinnell received the OUTRAGEOUS severance package ~~of OVER~~ 200 MILLION a large percentage in STOCK OPTIONS. In my resolution I have suggested that instead of stock options directors, officers and others could be "rewarded" with STOCK!!! Pfizer's letter arrived on CHRISTMAS EVE-what a holiday greeting!!! The Wall Street Journal, N.Y. Times, Washington Post, A.P., Reuters, Bloomberg and MOST major media (including TV programs,) have commented on the abuse of stock options. The Back Dating of stock options at many companies makes this is a NECESSARY RESOLUTION to end once and for all ALL stock option abuses. THIS IS NOT ORDINARY BUSINESS but a matter of OVERALL POLITICAL and FINANCIAL SUBSTANCE. Comgress plans to have MANY hearings on the abuse of stock options!!! IF I am NOT upheld I want a review from the FULL COMMISSION!

cc Jeff Kindler, CEO Pfizer
~~cc Jeff~~

Mrs Evelyn Y Davis

P.S. Should the SEC ask me to promptly modify the proposal to only have it apply to executives and directors instead of to ANYONE of course, I would be willing to make such a change.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

The proposal urges the board to take the necessary steps so that no future new stock options are awarded to anyone, nor that any current stock options are repriced or renewed.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

END